EX 99.28(d)(7)(iii)

Amendment To
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC, DoubleLine Capital LP,
And Jackson Variable Series Trust

 This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and federally registered investment adviser (“Adviser”), DoubleLine Capital LP, a Delaware limited partnership and federally registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio (the “Fund”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend Schedule B to the Agreement to update footnote 1 to the fee schedule to add additional funds for which Sub-Adviser performs sub-advisory services to Adviser.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

1.	Schedule B to the Agreement is h Ronald Redell ereby deleted and replaced in its entirety, with Schedule B dated May 25, 2016, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

In Witness Whereof, the Adviser, the Sub-Adviser and the Trust have caused this Amendment to be executed, effective May 25, 2016.  This Amendment may be executed in one or more counterparts, which together shall constitute one document.

Jackson National Asset Management, LLC		DoubleLine Capital LP

By:	/s/ Mark D. Nerud	By:	/s/ Ronald Redell
Name:	Mark D. Nerud	Name:	Ronald Redell
Title:	President and CEO	Title:	Executive Vice President

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule B
Dated May 25, 2016
(Compensation)

JNL/DoubleLine® Total Return Fund[1]
Average Daily Net Assets	Annual Rate

All Assets	0.35%[2]

1 A fee discount shall apply when the Sub-Adviser is providing sub-advisory services to JNAM for at least two separate and distinct funds. As of April 25, 2016, the Sub-Adviser provides sub-advisory services for JNL/DoubleLine® Total Return Fund, a Fund of the Trust, and the JNL/DoubleLine® Emerging Markets Fixed Income Fund, the JNL/DoubleLine® Shiller Enhanced CAPE Fund, and the JNL/FPA + DoubleLine® Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP), each a series of the JNL Series Trust (together known as the “Sub-Advised Funds”).
2 For the purposes of calculating the sub-advisory fee discounts, the Sub-Adviser applies the following discounts based on the combined assets of the Sub-Advised Funds: 2.5% fee reduction for assets over $1 billion up to and including $2.5 billion, a 5.0% fee reduction for combined assets over $2.5 billion up to and including $5 billion, a 7.5% fee reduction for combined assets over $5 billion up to and including $7.5 billion, and a 10.0% fee reduction for combined assets over $7.5 billion up to and including $10 billion.